Filed Pursuant to Rule 424(b)(3)

Registration No. 333-212639

STRATEGIC STORAGE TRUST IV, INC.

SUPPLEMENT NO. 1 DATED APRIL 24, 2017

TO THE PROSPECTUS DATED MARCH 17, 2017

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust IV, Inc. dated March 17, 2017. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering;

•	disclosure of our second quarter distribution declaration;

•	revised disclosure regarding Class T Shares and Class W Shares under the “Questions and Answers about this Offering” section of our prospectus;

•	an update to our sponsor’s investment allocation policy;

•	an update regarding our property management agreements and sub-property management agreements;

•	disclosure regarding the acquisition of a self storage facility located in Jensen Beach, Florida; and

•	disclosure regarding the purchase of key-person life insurance.

Status of Our Offering

On January 25, 2017, we sold $7.5 million in Class A shares, or approximately 360,577 Class A shares, to an institutional account investor pursuant to a private offering transaction. On March 17, 2017, our public offering was declared effective. As of April 14, 2017, we have not sold any shares in our public offering.

Second Quarter Distribution Declaration

On March 6, 2017, our board of directors declared a daily distribution in the amount of approximately $0.004281 per day per share on the outstanding shares of common stock payable to stockholders of Class A shares, Class T shares and Class W shares as of the close of each business day of the period commencing on April 1, 2017 and ending June 30, 2017. In connection with this distribution, for the stockholders of Class T shares, after the stockholder servicing fee is paid, approximately $0.003618 per day will be paid per Class T share and for the stockholders of Class W shares, after the dealer manager servicing fee is paid, approximately $0.003969 per day will be paid per Class W share. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as our Chief Executive Officer may determine.

Revised Disclosure Regarding Class T Shares and Class W Shares under the “Questions and Answers about this Offering” section of our Prospectus

Under the “Questions and Answers about this Offering” section of our prospectus and under the question “Why are you offering three classes of your common stock, and what are the similarities and differences between the classes?” the descriptions regarding the Class T Shares and Class W Shares are hereby deleted and replaced with the following:

Class T Shares

•	Lower front end sales commission than Class A shares.

•	Class T shares purchased in the primary offering pay a stockholder servicing fee which will accrue daily in the amount of 1/365th of 1% of the purchase price per share of Class T shares sold in our primary offering, which may cost you more than paying other types of sales commissions. The stockholder servicing fee paid in respect of Class T shares will be allocated to the Class T shares as a class, and these fees will impact the amount of distributions payable on Class T shares.

A purchaser of Class T shares in our primary offering will pay approximately $0.0202 per Class T share per month (i.e., 1% divided by 12 months, then multiplied by the purchase price of $24.21 per share) in stockholder servicing fees for each month from the date of purchase through the date we cease paying the stockholder servicing fee. As a result of allocating the stockholder servicing fees on a class-specific basis, investors who acquire the Class T shares relatively early in this offering may pay (i) greater stockholder servicing fees than investors who purchase Class T shares later in the offering and (ii) total underwriting compensation in the form of sales commissions, dealer manager fees and stockholder servicing fees that exceeds 10% of the purchase price for such Class T shares. Although we cannot predict the length of time over which this fee will be paid by any given investor due to, among many factors, the varying dates of purchase and the timing of a liquidity event, we currently estimate that a Class T share purchased during the term of this offering will be subject to the stockholder servicing fee for approximately three to five years and the investor will pay aggregate stockholder servicing fees of between $0.73 and $1.21 per share during that time. For such Class T share, the sales commissions, dealer manager fees, and stockholder servicing fees would total between 9% and 11% of the purchase price. For example, assuming none of the shares purchased are redeemed or otherwise disposed of prior to the date we cease paying the stockholder servicing fee, we currently estimate that with respect to a one-time $10,000 investment in Class T shares, between approximately $300.00 and $500.00 in stockholder servicing fees will be paid to the dealer manager over three to five years.

Class W Shares

•	Only available to investors who: (i) purchase shares through fee-based programs, also known as wrap accounts, (ii) purchase shares through participating broker dealers that have alternative fee arrangements with their clients, (iii) purchase shares through certain registered investment advisers, (iv) purchase shares through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers, (v) are an endowment, foundation, pension fund or other institutional investor, or (vi) are a part of any other categories of purchasers or through any other distribution channels that we name in an amendment or supplement to this prospectus.

•	No front end sales commission or dealer manager fee, and no monthly stockholder servicing fee.

•	Class W shares purchased in the primary offering pay a dealer manager servicing fee which will accrue daily in the amount of 1/365th of 0.50% of the purchase price per share of Class W shares sold in our primary offering. The dealer manager servicing fee paid in respect of Class W shares will be allocated to the Class W shares as a class, and these fees will impact the amount of distributions payable on Class W shares.

A purchaser of Class W shares in our primary offering will pay approximately $0.0095 per Class W share per month (i.e., 0.50% divided by 12 months, then multiplied by the purchase price of $22.75 per share) in dealer manager servicing fees for each month from the date of purchase through the date we cease paying the dealer manager servicing fee. We cannot predict with great accuracy the length of time over which this fee will be paid by any given investor due to, among many factors, the varying dates of purchase and the timing of a liquidity event. However, assuming we sell the maximum amount in our primary offering, of which 10% is from the sale of Class W shares and assuming we do not undergo a liquidity event, we currently estimate that a Class W share purchased immediately after the effective date of this offering will be subject to the dealer manager servicing fee for approximately 18 years and the investor will pay dealer manager servicing fees of approximately $2.05 per share during that time, or approximately 9% of the purchase price. For example, making the assumptions above and assuming none of the shares purchased are redeemed or otherwise disposed of prior to the date we cease paying the dealer manager servicing fee, we currently estimate that with respect to a one-time $10,000 investment in Class W shares immediately after the effective date of this offering, approximately $900.00 in dealer manager servicing fees will be paid to the dealer manager over 18 years.

•	Our advisor will fund 1.15% of gross offering proceeds from the sale of Class W shares only towards the payment of organization and offering expenses. Our advisor will not seek reimbursement from us for such payment.

We will not pay a sales commission or the dealer manager fee with respect to shares sold pursuant to our distribution reinvestment plan, although the amount of the monthly stockholder servicing fee payable with respect to Class T shares sold in our primary offering will be allocated among all Class T shares, including those sold under our distribution reinvestment plan, and the amount of the monthly dealer manager servicing fee payable with respect to Class W shares sold in out primary offering will be allocated among all Class W shares, including those sold under our distribution reinvestment plan. The fees and expenses listed above will be allocated on a class-specific basis. The payment of class-specific expenses will result in different amounts of distributions being paid with respect to each class of shares. Specifically, distributions on Class T shares and Class W shares will be lower than distributions on Class A shares because Class T shares are subject to the ongoing stockholder servicing fee and Class W shares are subject to the ongoing dealer manager servicing fee. The fees and expenses above related to the Class W shares do not include any wrap account fees or other fees that may be charged directly by a Class W stockholder’s investment adviser or other financial representative. See “Description of Shares” and “Plan of Distribution” for further discussion of the differences between our classes of shares.

An Update to Our Sponsor’s Investment Allocation Policy

The fourth and fifth bullet points in the “Certain Conflict Resolution Procedures” sub-section in the “Conflicts of Interest” section of the prospectus are hereby deleted and replaced with the following:

•	In the event that an investment opportunity becomes available, our sponsor will allocate such investment opportunity to us, SST II, SSGT, or Strategic Student Senior and Storage Trust, Inc., a private REIT sponsored by our sponsor (“SSSST”), based on the following factors:

•	the investment objectives of each program;

•	the amount of funds available to each program;

•	the financial and investment characteristics of each program, including investment size, potential leverage, transaction structure and anticipated cash flows;

•	the strategic location of the investment in relationship to existing properties owned by each program;

•	the effect of the investment on the diversification of each program’s investments; and

•	the impact of the financial metrics of the investment, such as revenue per square foot, on each program.

•	If, after consideration and analysis of these factors, the investment opportunity is suitable for us, SST II, SSGT, and/or SSSST, then:

•	SST II will have priority for larger portfolios of stabilized properties with an aggregate purchase price in excess of $150 million;

•	SSGT will have priority for growth properties until SSGT has aggregate assets (based on contract purchase price) of $250 million or more;

•	we will have priority for all stabilized properties and portfolios with aggregate purchase prices less than $150 million and growth properties once SSGT has aggregate assets (based on contract purchase price) of $250 million; and

•	SSSST will have priority for any self storage properties passed upon by us, SST II and SSGT.

In the event all acquisition allocation factors have been exhausted and an investment opportunity remains suitable for two or more of us, SST II, SSGT, or SSSST, then our sponsor will offer the investment opportunity to the program that has had the longest period of time elapse since it was offered an investment opportunity. It will be the duty of our board of directors, including the independent directors, to ensure that this method is applied fairly to us.

An Update Regarding Our Property Management Agreements and Sub-Property Management Agreements

Each of our self storage properties will be managed by our property manager under separate property management agreements. For properties located in the United States that will be sub-managed by Extra Space Management, Inc., an affiliate of Extra Space Storage, Inc. (“Extra Space”), we anticipate that our property manager will receive a fee for its services in managing our properties generally equal to the greater of $2,500 or 6% of the gross revenues from the properties plus reimbursement of the property manager’s costs of managing the properties. Reimbursable costs and expenses include wages and salaries and other expenses of employees engaged in operating, managing, and maintaining our properties. The property management agreements will have a three year term and automatically renew for successive one year periods thereafter, unless we or our property manager provides prior written notice at least 90 days prior to the expiration of the term. We may terminate a property management agreement without cause at any time during the initial three year term if we pay the property manager a termination fee equal to the Set-Up Amount (as defined below), reduced by 1/36th of the Set-Up Amount for every full month of the term. After the end of the initial three year term, we may terminate a property management agreement on 30 days prior written notice without payment of a termination fee. Our property manager may terminate a property management agreement on 60 days prior written notice to us.

Our property manager may enter into sub-property management agreements with Extra Space Management, Inc., an affiliate of Extra Space Storage, Inc. (“Extra Space”) for on-site management of our properties in the United States. Pursuant to such sub-property management agreements, Extra Space has agreed to pay up to $25,000 for each property managed toward the signage and set-up costs associated with converting each property to the Extra Space brand (the “Set-Up Amount”). The sub-property management agreements between our property manager and Extra Space are substantially the same as the property management agreements between us and our property manager. Under the sub-property management agreements, our property manager will pay Extra Space a monthly management fee of $2,500 or 6% of the gross revenues, whichever is greater, plus reimbursement of Extra Space’s costs of managing the properties; provided, however that no management fee is due and payable to Extra Space for the months of January and July each year during the term. Extra Space has the exclusive right to offer tenant insurance to the tenants and is entitled to all of the benefits of such tenant insurance. The sub-property management agreements also have a three year term and automatically renew for successive one year periods thereafter, unless our property manager or Extra Space provides prior written notice at least 90 days prior to the expiration of the term. Our property manager may terminate the sub-property management agreement without cause at any time during the initial three year term if it pays Extra Space a termination fee equal to the Set-Up Amount, reduced by 1/36th of the Set-Up Amount for every full month of the term. After the end of the initial three year term, our property manager may terminate a sub-property management agreement on 30 days prior written notice without payment of a termination fee. Extra Space may terminate a property management agreement on 60 days prior written notice to our property manager.

Acquisition of a Self Storage Facility in Jensen Beach, Florida

On February 10, 2017, a subsidiary of our sponsor, SmartStop Asset Management, LLC, executed a purchase and sale agreement with an unaffiliated third party (the “Jensen Beach Purchase Agreement”) for the acquisition of a self storage facility located in Jensen Beach, Florida (the “Jensen Beach Property”). On April 3, 2017, we entered into an assignment with our sponsor’s subsidiary in which it assigned the Jensen Beach Purchase Agreement to one of our subsidiaries.

On April 11, 2017, we closed on the acquisition of the Jensen Beach Property. The Jensen Beach Property contains approximately 39,100 net rentable square feet, 504 rental units and 96 RV units. The purchase price for the Jensen Beach Property was approximately $4.95 million, plus closing costs. We funded the acquisition of the Jensen Beach Property by utilizing the proceeds from the private offering transaction.

Strategic Storage Property Management IV, LLC, a subsidiary of our sponsor, will serve as the property manager of the Jensen Beach Property and has entered into a sub-property management agreement with Extra Space, which will manage the Jensen Beach Property. As described above, Strategic Storage Property Management IV, LLC will be paid property management fees in an amount equal to the greater of $2,500 per month or 6% of the gross monthly revenues collected from the Jensen Beach Property and Strategic Storage Property Management IV, LLC will, in turn, pay the sub-property manager an amount equal to the greater of $2,500 per month or 6% of the gross monthly revenues collected from the Jensen Beach Property, except for the months of January and July.

Purchase of Key-Person Life Insurance

On April 3, 2017, we entered into a corporate-owned life insurance policy for H. Michael Schwartz, our Chairman of the board of directors and Chief Executive Officer and the chief executive officer of our sponsor (the “Key-Person Life Insurance Policy”). Owing to Mr. Schwartz’s various leadership positions, the death of Mr. Schwartz could cause a disruption and loss of confidence among our investors and broker-dealers, which could negatively impact our fundraising and could lead to loss of our value, potential legal actions, potential lender concerns, and replacement costs to find a qualified replacement. The Key-Person Life Insurance Policy will provide a $10 million death benefit to us in the event of Mr. Schwartz’s death, subject to the terms and conditions contained in the policy forms for the Key-Person Life Insurance Policy. The Key-Person Life Insurance Policy is with a highly rated life insurance carrier, John Hancock, and requires annual premiums of approximately $570,000 over seven years, at which time the premiums will be fully paid. We will earn interest on the Key-Person Life Insurance Policy premiums and in the event we elect to surrender the Key-Person Life Insurance Policy, we will receive a return of the premiums plus interest.

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